Exhibit 1

May 20, 2005

Gerald J. Ford

Care of:
Michael M. Boone
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

Re:	Affordable Residential Communities Inc.; Ownership Limitation; Waiver

Dear Mr. Ford:

     Terms capitalized but not defined herein shall have the meaning set forth in the Articles of Amendment and Restatement (the “Charter”) of Affordable Residential Communities Inc., a Maryland corporation (the “Company”). Subject to the terms and conditions set forth in this letter agreement (this “Agreement”), effective as of May 20, 2005, the Company hereby establishes (i) an Aggregate Stock Ownership Limit of 19.9% in value of the aggregate of the outstanding shares of Stock and (ii) a Common Stock Ownership Limit of 19.9% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of Common Stock (the “Ford Ownership Limits”) with respect to the Beneficial Ownership and Constructive Ownership of shares of Stock of the Company by, in the aggregate, Gerald J. Ford (“Ford”), any entities controlled by Ford, executive officers of any such entities controlled by Ford and any directors of any such entities controlled by Ford who are also employed by such entities in a capacity other than as a director (collectively, the “Ford Persons”).

     As a condition to the Company’s establishment of the Ford Ownership Limits and to the Ford Persons’ continued enjoyment of such Ford Ownership

Limits, Ford agrees that he shall confirm, from time to time, the direct, indirect, beneficial or constructive ownership interest of the Ford Persons, if any, upon request, in (i) tenants of properties in which the Company holds a direct or indirect interest, (ii) any entity that directly, beneficially or constructively owns any interest in the Company, and (iii) any entity directly, beneficially or constructively owned or controlled by the Company. Ford also agrees that he shall advise the Ford Persons of the Ford Ownership Limits as they apply to such Ford Persons.

     Moreover, Ford agrees that any violation or attempted violation by any Ford Person of the undertakings contained in this Agreement or other action which is contrary to the restrictions contained in Sections 7.2.1 through 7.2.6 of the Charter will result in shares of Stock being automatically transferred to a Trust in accordance with Sections 7.2.1(b) and 7.3 of the Charter.

     The Ford Ownership Limits described herein relate solely to (i) the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit for purposes of applying Section 7.2.1(a)(i) of the Charter, and do not affect the application of any other limitations contained in the Charter, and (ii) the shares of Stock that are owned directly or indirectly by the Ford Persons, and does not affect the application of the Aggregate Stock Ownership Limit or the Common Stock Ownership Limit to shares of stock of the Company that are otherwise owned through any other entity or chain of entities.

     In order to confirm the accuracy of the statements above, please sign below at the space provided under “Agreed to and Acknowledged,” and return an executed copy of this letter to us at your earliest convenience.

Very truly yours, Affordable Residential Communities Inc.
By:	/s/ Scott L. Gesell
	Name:	Scott L. Gesell
	Title:	Executive Vice President

Agreed to and Acknowledged by:

By:	/s/ Gerald J. Ford
Name:	Gerald J. Ford

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